Matthew Murphy
mmurphy@jaffelaw.com

May 24, 2005

Mr. Robert F. Telewicz, Jr.	VIA EDGAR
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Origen Financial, Inc.
Item 4.02 Form 8-K
Filed March 31, 2005
File No. 000-50721

Dear Mr. Telewicz:

     On behalf of our client Origen Financial, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated May 17, 2005 to Mr. Ronald A. Klein, Chief Executive Officer of the Company.

     Thank you for taking the time to discuss your letter with me yesterday. That discussion was helpful in focusing the responses to the comments in your letter.

     For reference, each Staff comment is reprinted below in italics, followed by the corresponding response of the Company.

     1. We note in Item 9a. of your Form 10-K for the year ended December 31, 2004, you indicate that the error that gave rise to your restatement was brought to your attention by your independent auditors. If that is the case, please explain to us how you considered instructions 4.02(b) and 4.02(c) to Form 4.02 8-K in preparing your document. If applicable amend your Form 4.02 8-K to comply with instructions 4.02(b) and 4.02(c).

     Response: In considering instructions 4.02(b) and (c) to the Form 8-K, the Company noted Question 23 in the Frequently Asked Questions regarding Form 8-K issued by the Division of Corporation Finance on November 23, 2004. Question 23 indicates that if disclosure is made

Mr. Robert F. Telewicz, Jr.
May 24, 2005

under Item 4.02(a) based on the registrant’s conclusion that previously issued financial statements should no longer be relied upon, separate disclosure under Item 4.02(b) arising from an independent accountant’s notice to the registrant that a previously issued audit report cannot be relied upon is not required, unless the accountant’s conclusion relates to errors or matters different from those that triggered the disclosure under Item 4.02(a). As discussed in the Form 8-K and the Form 10-K, the factual basis for the conclusions of the Company and the accountant was the same.

     Based on this analysis, the Company did not make the disclosure referenced in Item 4.02(b) and does not believe that an amendment to include such disclosure is required. As we discussed yesterday, the Company interpreted Question 23 to imply that the independent accountant’s letter referenced in Item 4.02(c) is required only if disclosure has actually been made under Item 4.02(b) (regardless of whether it was omitted for the reasons discussed in Question 23). Upon further consideration, the Company will amend the Form 8-K to file as an exhibit the independent accountant’s letter referenced in Item 4.02(c).

     2. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end December 31, 2004.

     Response: The Company and the certifying officers believe that the Company’s disclosure in each of its Forms 10-Q and its Form 10-K regarding disclosure controls and procedures is complete and accurate. However, the Company believes that there have been deficiencies in its internal control over financial reporting, as evidenced by its recent restatement. As previously disclosed in its filings, the Company intends to amend its Forms 10-Q for each of the first three quarters of 2004. Those amendments will describe the remedial steps the Company is taking to address deficiencies in its internal control over financial reporting.

     Background

     The Company acquired the loan portfolio, the accounting for which gave rise to the restatement, in October 2003. Through the third quarter of 2004, the Company accounted for the transaction in accordance with the treatment it had determined was appropriate and that it discussed with its independent accountants at the time the portfolio was acquired. During that period, the Company did not believe that the accounting was in error and the Company prepared its financial statements in accordance with that treatment. It was not until the Company’s financial statements for the year ended December 31, 2004, were prepared and audited that it was determined that the accounting for the loan portfolio transaction was in error.

Mr. Robert F. Telewicz, Jr.
May 24, 2005

     Disclosure Controls and Procedures

     While the Company believes that the accounting error that gave rise to the restatement implicates internal controls over financial reporting, it does not believe that the error directly bears on the Company’s disclosure controls and procedures. The Company notes that disclosure controls and procedures as defined under Rule 13a-15(e) mean controls and other procedures designed to ensure that information required to be disclosed in SEC filings and reports is “recorded, processed, summarized and reported” within the required time periods. The Company believes that, based on its analysis of the proper accounting treatment at the time and the information then available based on that analysis, the disclosure controls and procedures were adequate and effective. The information included in the filings was in fact timely recorded, processed, summarized and reported. Furthermore, based on the accounting principles then being employed, the information was recorded, processed, summarized and reported accurately. In the end this information was determined to be erroneous based on a misapplication of accounting principles. The Company believes that this misapplication is a result of prior deficiencies in its internal accounting controls and not in its disclosure controls and procedures.

     The Company and its certifying officers also believe that, based on the foregoing analysis, the certifications of its officers required by Rules 13a-14(a) and 13a-14(b) regarding the Company’s disclosure controls and procedures and the contents of the applicable filings that were included as exhibits to the Forms 10-Q and the Form 10-K were accurate at the times they were made.

     Internal Control Over Financial Reporting

     The Company believes that the accounting error that gave rise to the restatement constitutes a deficiency in its internal controls over financial reporting. In this regard the Company notes that when considering how to disclose the restatement of its financial statements, the Company considered whether the control deficiencies in its internal accounting system would constitute a material weakness in light of the qualitative reasons for the error and the quantitative effect of the error. The Company notes that this is the same type of analysis described in paragraph D of the Staff Statement on Management’s Report on Internal Control Over Financial Reporting dated May 16, 2005. Under SEC Release 33-8238, however, the Company is not yet required to provide an annual report on internal control over financial reporting because it is not currently an accelerated filer. So although the Form 10-K disclosed that the Company’s independent accountants advised it that there had been a material weakness in its internal control over financial reporting, the Company itself did not come to a definitive determination as to whether the deficiency constituted a material weakness.

     The Company notes that Part II, Item 9A of its Form 10-K and Part I, Item 4 of its recently filed Form 10-Q for the quarter ended March 31, 2005 contain disclosure regarding the changes to internal accounting controls the Company is undertaking. Specifically, the Company is currently in the process of hiring an accounting professional to increase its capabilities related to interpretive research into complex accounting issues and is considering retaining an outside expert to consult on complex

Mr. Robert F. Telewicz, Jr.
May 24, 2005

accounting issues. The Company believes that these steps will be sufficient to remediate the internal accounting control deficiencies that necessitated the restatement. In connection with the restatement of its financial statements, the Company will in the near future amend its Forms 10-Q for the first three quarters of 2004. Part I, Item 4 of each amended Form 10-Q will contain disclosure regarding the remedial steps the Company is undertaking.

* * *

     The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or require additional information, please feel free to call Peter Sugar or me at 248-351-3000.

Sincerely,
Jaffe, Raitt, Heuer & Weiss
Professional Corporation

/s/ Matthew Murphy

cc:	Ronald A. Klein
W. Anderson Geater, Jr.